

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Harrysen Mittler
Chief Executive Officer
Wearable Health Solutions, Inc.
2901 W. Coast Highway
Suite 200
Newport Beach, CA 92663

      **Re:  Wearable Health Solutions, Inc.**
           **Post-Qualification Amendment to Offering Statement on Form 1-A**
           **Filed June 9, 2023**
           **File No. 024-12202**

Dear Harrysen Mittler:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc:     Peter Pizzino